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Exhibit 9.1

Medquist Inc. - 2000 Fourth Quarter Conference Call:
----------------------------------------------------

         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of the Company. Also on the call today are John Donohoe, our President and Chief Operating Officer, Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.
         I first would like to make a brief opening statement and then open the call to your questions and comments.
         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         As indicated in our press release, MedQuist generated solid results during the fourth quarter of 2000, despite a tough market place. Despite this difficult operating environment, MedQuist is an extremely strong company, with a blue chip client base, high recurring revenue, and strong earnings and cash flow. Management remains committed to the company's growth prospects and is enthusiastic about our opportunities in medical transcription and related businesses.
         MedQuist is working aggressively on a number of technology and business initiatives with the objective of accelerating MedQuist's revenue growth and margin expansion. We are in the final stages of selecting a technology for MedQuist's digital internet-enabled transcription platform. This platform will enable MedQuist to reduce its costs and improve its service offering, which will support aggressive ongoing market penetration in MedQuist's transcription business.
         MedQuist and Philips are also moving aggressively to develop a front-end speech recognition and back-end medical editing workstation configuration that will enable MedQuist to expand its transcription capacity and further improve its cost competitiveness. As you will see from our fourth quarter results, we have already stabilized our margins and believe we are well positioned to move forward in 2001.
         MedQuist and Philips are also working to leverage MedQuist's strong business and customer base into closely related businesses and markets. Our new business opportunities include electronic medical record document management, coding services and data mining. Our new market opportunities, which are currently being evaluated to determine the optimal strategies for penetration, include the domestic ambulatory physician market and the overseas acute care market.
         In line with our efforts to penetrate these new business opportunities, it is my pleasure to announce the acquisition of DVI, one of the nation's leading providers of digital dictation systems to the health care market. This acquisition should allow MedQuist to increase our service offerings to both our current and future hospital customers. DVI also serves to increase MedQuist's distribution capabilities into the health care industry through relationships with DVI's six distributors and more than 60 dealers throughout the nation. The DVI acquisition also secures access to our largest single provider of digital dictation systems, which are MedQuist's largest capital expenditure.



                                      -4-
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         Last year, we outlined our strategy for growth through several initiatives. Today, we are executing this strategy. DVI represents only the first of many opportunities that we expect to capitalize on. We are also in negotiations with a handful of other companies that will allow MedQuist to make further progress in our strategic transition into medical document management.
         One example of these opportunities is coding services, which we believe is an extremely attractive market. The coding services market is potentially just as large as medical transcription, is highly fragmented, and has no clear market leader. We believe MedQuist's core competencies will easily translate into this new and exciting market allowing for significant growth opportunities. We expect to enter this highly profitable market over the next several weeks.
         At this time I would like to turn it over to Brian Kearns for a review of our financial results.
         Thank you David and good morning everyone.
         For the fourth quarter:
         MedQuist generated revenue of $90.0 million and EBITDA of $20.0 million or 22.2% of revenue. Net income was $9.4 million or $0.25 per share on a diluted basis.
         At December 31, 2000, MedQuist had $156 million in working capital including $97 million in cash. The Company had approximately $450,000 of debt and shareholders equity was $318 million.
         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.
         This presentation contains forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements include, for example, market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate with certainty.
         These and other risk factors are detailed in MedQuist's reports filed with the SEC, including its Form 10-K for the year ended December 31, 1999 and its Form 8-K filed today. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.



                                       -5-
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MedQuist 12/31/00 Financial Overview

                                         Q4-00               Q4-99(1)                                                  12/31/00
                                         -----               --------                                                  --------
Revenues                               $90,000               $88,366    Cash and Equivalents                           $ 97,321
                                                                        Accounts Receivable - Net                        75,155
Cost of Revenues                        67,247                61,772    Other Current Assets                             12,143
% of Revenues                           74.72%                69.90%                                               ------------
                                                                        Total Current Assets                            184,619
Gross Profit                            22,753                26,594    PP&E                                             35,013
Gross Margin                            25.28%                30.10%    Intangible Assets                               123,408
                                                                        Other Long-Term Assets                            6,862
                                                                                                                   ------------
Selling, General & Administrative        2,767                 2,753    Total Assets                                    349,902
% of Revenues                            3.07%                 3.12%
                                                                        Current Portion of Long-Term Debt                   433
EBITDA                                  19,986                23,841    Accounts Payable                                  4,232
% of Revenues                           22.21%                26.98%    Accrued Expenses                                 23,985
                                                                                                                   ------------
Depreciation Expense                     4,018                 3,430    Total Current Liabilities                        28,650
% of Revenues                            4.46%                 3.88%    Long Term Debt                                       22
                                                                        Other Long-Term Liabilities                       3,424
Amortization Expense                     1,868                 1,698    Shareholders Equity                             317,806
% of Revenues                            2.08%                 1.92%                                               ------------
                                                                        Total Liabilities and Equity                   $349,902
EBIT                                    14,100                18,713
% of Revenues                           15.67%                21.18%

Interest (Income)/Expense               (1,223)                    0
Other (Income)/Expense                       0                  (787)

Pretax Income                           15,323                19,500
% of Revenues                           17.03%                22.07%

Tax Provision                            5,970                 7,801
% of Pretax                             38.96%                40.01%

Net Income                               9,353                11,699
% of Revenues                           10.39%                13.24%

Earnings Per Share                      $0.251                $0.314
Shares Outstanding                      37,243                37,265

Notes:
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(1)  Excludes approximately $2,648 of income related to the adjustment of the restructure reserves established in 1998.